

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2008

Mr. Jan Gustavsson, General Counsel
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi
Athens, Greece

> **Re:** **Coca-Cola Hellenic Bottling Company S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 30, 2009**
> **File No. 001-31466**

Dear Mr. Gustavsson:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Ryan Milne
Accounting Branch Chief